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                             January 5, 2021

       He Yu
       Chief Executive Officer
       Kuke Music Holding Limited
       Building 96
       4 San Jian Fang South Block
       Chaoyang District, Beijing 100024
       People's Republic of China

                                                        Re: Kuke Music Holding
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed December 18,
2020
                                                            File No. 333-251461

       Dear Mr. Yu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 11, 2020 letter.

       Registration Statement on Form F-1 filed December 18, 2020

       Intellectual Property
       License Agreements, page 117

   1. We note your responses to comments 3 and 4, and your amended disclosure on page 117.
                                                        We also note your
disclosure with respect to the digital services agreement that "[w]e are obligated to pay Naxos:
(i) an annual minimum licensing fee, which increases annually over the term of the
license period and is subject to re-negotiation for extended terms."
                                                        Please disclose the
range of royalties and an estimate of the total minimum licensing fee payments that Beijing
Kuke Music Co., Limited is obligated to pay to Naxos Digital
 He Yu
Kuke Music Holding Limited
January 5, 2021
Page 2
      Services US, Inc. pursuant to the digital license agreement. Alternatively, please tell us why you do not believe you are required to do so.
Management
Compensation of Directors and Executive Officers, page 141

2. Please update this disclosure as of the fiscal year ended December 31, 2020. Refer to
      Item 6.B of Form 20-F.
Exhibit 99.2

3. Please revise the third opinion to state that the statements set forth in the Taxation section of the registration statement, insofar as they constitute statements of PRC tax law, are the opinion of counsel.
      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                             Sincerely,
FirstName LastNameHe Yu
                                                             Division of
Corporation Finance
Comapany NameKuke Music Holding Limited
                                                             Office of Trade &
Services
January 5, 2021 Page 2
cc:       Steve Lin
FirstName LastName